                                                                               [ANADARKO LETTERHEAD]

                   R. A. WALKER
SENIOR VICE PRESIDENT, FINANCE
  AND CHIEF FINANCIAL OFFICER

                                                                                           May 7, 2007

H. Roger Schwall
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Mail Stop 3561

Re:  Anadarko Petroleum Corporation
       Form 10-K for the Fiscal Year Ended December 31, 2006
       File No. 001-08968

Dear Mr. Schwall:

           We are in receipt of your letter dated April 23, 2007, containing a comment related to your review of the above-referenced Form 10-K for the fiscal year ended December 31, 2006. In such letter, you requested that we amend our filing and respond to comments within 10 business days or advise when a response would be provided.

           As discussed with the staff of the Commission this morning, we respectfully request an extension of the original response time so that our response is due no later than June 7, 2007.

           Thank you for your consideration of this request. Please call me at (832) 636-3220 with any concerns you may have regarding the Company's proposed timetable for responding to the comment letter.

                                                                                           Very truly yours,

                                                                                           /s/ R. A. Walker

cc:       H. Paulett Eberhart, Chairperson, Audit Committee
            James D. Eggers, KPMG LLP